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                         [THE NORTH FACE, INC. LOGO]

                                                                  April 19, 2000

Dear Stockholders:

     We are pleased to inform you that, on April 7, 2000, The North Face, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with VF Corporation and Sequoia Acquisition, Inc., VF Corporation's wholly owned subsidiary, providing for the acquisition of the Company. Pursuant to the Merger Agreement, Sequoia Acquisition, Inc. has commenced a tender offer for all the outstanding shares of the Company's common stock at $2.00 per share, net to the sellers in cash (the "Offer").

     Following the successful completion of the Offer, Sequoia Acquisition, Inc. will merge into the Company (the "Merger"), and all the shares not purchased in the Offer will be converted into the right to receive $2.00 per share in cash in the Merger without interest. As a result of the Merger, the Company will become a wholly owned subsidiary of VF Corporation.

     YOUR BOARD OF DIRECTORS HAS (1) UNANIMOUSLY DETERMINED THAT EACH OF THE MERGER AGREEMENT, THE OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, (2) DULY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND
(3) UNANIMOUSLY RECOMMENDED THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER, AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

     Enclosed with this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9, which describes the reasons for your Board's recommendation. Also enclosed are the Offer to Purchase by Sequoia Acquisition, Inc., together with related materials, including a Letter of Transmittal to be used for tendering your shares. These materials set forth in detail the terms and conditions of the tender offer, and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully.

                                              Very truly yours,

                                              /s/ GEOFFREY D. LURIE
                                              GEOFFREY D. LURIE
                                              Chief Executive Officer